SEABURY

SeaCap Securities LLC
15 Maple Street, 2nd Fl.
Summit, NJ 07901
T +908 376 1500
F 908 918 9107
E info@seaburygroup.com
W www.seaburygroup.com

Schedule III -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 at December 31, 2015, and operated in compliance without exception for the fiscal year then ended.



_____   2/26/2016
Signature   Date

Michael T Marrone
Print Name

SEABURY

Seabury Securities LLC
1350 Avenue of Americas, 25th Floor
New York, NY 10019
T +212 284 1133
F +1 212 284 1144
E info@seaburygroup.com
W www.seaburygroup.com

Schedule III -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 at December 31, 2015, and operated in compliance without exception for the fiscal year then ended.

_____
Signature

2/26/2016
_____
Date

Michael T Marrone
_____
Print Name